K  R  A  M  E  R    L  E  V  I  N    N  A  F  T  A  L  I  S   &   F  R  A  N  K  E  L   LLP

                         John Bessonette
                         Partner
                         Phone: 212-715-9182
                         Fax: 212-715-8044
                         JBessonette@KRAMERLEVIN.com

                September 11, 2009

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:	Robert Telewicz, Senior Staff Accountant

Re:     Elron Electronic Industries Ltd.
           Form 20-F for the year ended December 31, 2008
           Filed June 29, 2009
           File No. 0-11456
Dear Ms. Collins:

Reference is made to the letter, dated August 27, 2009, to Ms. Rinat Remler, Vice President and Chief Financial Officer of Elron Electronic Industries Ltd. (the “Company”), setting forth the comments (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on June 29, 2009.

In accordance with my conversation with Mark Rakip of the Staff, I am hereby requesting, on behalf of the Company, an extension for filing its response to the Comment Letter.  The Company will use diligent efforts to provide its response to the Staff by the close of business on September 17, 2009.

Should you have any questions regarding this letter, please do not hesitate to contact me at (212) 715-9182.

                Sincerely,

               /s/ John Bessonette
               John Bessonette

cc:	Rinat Remler, Elron Electronic Industries Ltd. Yaron Elad, Elron Electronic Industries Ltd.

Erin Martin, Attorney Advisor, Division of Corporation Finance Jennifer Gowetski, Senior Counsel, Division of Corporation Finance

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